Exhibit 21.1

SUBSIDIARIES OF DEBT RESOLVE, INC.

Subsidiary	Owner
DRV Capital LLC, a Delaware limited liability company	Debt Resolve, Inc.
EAR Capital I, LLC, a Delaware limited liability company	DRV Capital LLC.
First Performance Corporation, a Nevada corporation	Debt Resolve, Inc.
First Performance Recovery Corporation, a Nevada corporation	First Performance Corporation